Exhibit 99.1

Namib Minerals
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income
For the six months ended June 30, 2025, and 2024
($ in thousands, except per share data)

	Note	June 30, 2025	June 30, 2024
		(Unaudited)	(Unaudited)
Revenue	5	$36,383	$41,917
Production costs	6	(18,460)	(19,019)
Depreciation and amortization	14	(2,656)	(1,666)
Royalties		(1,817)	(2,089)
Gross profit		13,450	19,143
Other income	10	212	561
Administrative expenses	7	(15,706)	(7,864)
Change in fair value of earnout liability	25	56,832	—
Change in fair value of warrants	24	3,437	—
Listing expense	4	(65,381)	—
Allowance for credit losses	17	(12)	(23)
Impairment	14	(185)	—
Foreign exchange gain/(loss)	8	(50)	654
Operating profit/(loss) before interest and taxation		(7,403)	12,471
Finance cost	11	(828)	(1,057)
Interest income		8	—
Related party credit loss	27	(3)	(552)
Financial guarantee remeasurement	30	—	2,746
Profit/(loss) before taxation		(8,226)	13,608
Income tax expense	12	(3,673)	(4,433)
Profit/(loss) for the year		(11,899)	9,175
Other comprehensive income		—	—
Total comprehensive income/(loss)		$(11,899)	$9,175

Earnings per share
Basic earnings/(loss) per share ($)	13	(0.24)	0.19
Diluted earnings/(loss) per share ($)	13	(0.24)	0.19

The accompanying notes on pages 8 to 35 are an integral part of these condensed consolidated interim financial statements

Namib Minerals
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2025 and December 31, 2024
($ in thousands)

	Note	June 30, 2025	December 31, 2024
		(Unaudited)
ASSETS
Current assets:
Inventories		$3,374	$3,188
Trade and other receivables, net	17	4,181	3,752
Cash and cash equivalents	19	1,330	698
Amounts due from related parties	27	255	765
Excise duty indemnification	1	3,575	—
Short-term prepayments	15	378	548
Total current assets		13,093	8,951

Non-current assets:
Property, plant and equipment, net	14	38,994	37,044
Exploration and evaluation assets, net	16	830	987
Long-term prepayments	15	5,286	3,922
Staff loan receivables		—	135
Total non-current assets		45,110	42,088
TOTAL ASSETS		$58,203	$51,039

LIABILITIES
Current liabilities:
Trade and other payables	18	$44,868	$31,451
Current tax liabilities	12	7,958	8,990
Bank overdraft	19	1,010	1,013
Earnout Liability	25	37,800	—
Borrowings	23	1,304	1,142
Excise tax payable	1	3,575	—
Amounts due to related parties	27	—	3,389
Total current liabilities		96,515	45,985

Non-current liabilities:
Provision for rehabilitation cost	20	26,965	26,389
Borrowings	23	2,238	1,374
Derivative warrant liability	24	3,622	—
Earnout liability	25	74,088	—
Deferred tax liability	12	7,941	8,217
Total non-current liabilities		114,854	35,980
TOTAL LIABILITIES		211,369	81,965

Shareholders’ deficit:
Ordinary Shares	25	5	1
Share premium		(110,345)	—
Shareholder’s deficit		(42,826)	(30,927)
Total shareholders’ deficit		(153,166)	(30,926)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		$58,203	$51,039

The accompanying notes on pages 8 to 35 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficit
For the six months ended June 30, 2025, and 2024
($ in thousands)

(Unaudited)	Note	Share capital	Share Premium	Shareholders’ deficit	Total Equity
Balance at January 1, 2025	25	1	—	(30,927)	(30,926)
Total comprehensive loss for the period			—	(11,899)	(11,899)
Impact of reverse capitalization	4, 25	4	(4)	—	—-
Issuance of shares to HCVI shares upon reverse capitalization	1, 4		(7,002)	—	(7,002)
Earnout	25	—	(168,720)	—	(168,720)
Listing expense	4	—	65,381	—	65,381
Balance at June 30, 2025	25	5	(110,345)	(42,826)	(153,166)

Balance at January 1, 2024	25	1		(28,349)	(28,348)
Total comprehensive income for the period			—	9,175	9,175
Share based payment	31		—	2,834	2,834
Dividend			—	(9,000)	(9,000)
Balance at June 30, 2024	25		1	(25,340)	(25,339)

The accompanying notes on pages 8 to 35 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2025, and 2024
($ in thousands)

	Note	June 30, 2025	June 30, 2024
		(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit/(loss) before taxation		$(8,226)	$13,608
Adjustments:
Unrealized exchange gains/(losses)	8	67	(286)
Depreciation and amortization	14	2,656	1,666
Impairment	14	185	—
Interest income		(8)	—
Finance charges	11	828	1,057
Expected credit loss on trade and other receivables	17	12	23
Expected credit loss on related party receivables	27	3	552
Loss on scrapping of property, plant & equipment	14	270	76
Prepayment write down	14	75	--
Remeasurement gain on financial guarantee	30	—	(2,746)
Share-based payments	31	—	2,834
Non-cash items processed through related party accounts		—	1,368
Listing expense	4	65,381	—
Fair value gain/ (loss) on warrants	24	(3,437)	—
Fair value gain/(loss) on earn-out liabilities		(56,832)	—
Operating cash inflows before working capital changes		974	18,152
Changes in:
Inventories		(190)	(939)
Trade and other receivables, net	17	(744)	(3,313)
Trade and other payables	18	13,785	2,208
Prepayments	15	97	(225)
Related party balances	27	(2,883)	(1,518)
Cash generated from operations		11,039	14,365
Interest expense paid		(418)	(327)
Interest income		8	—
Income taxes paid	12	(4,858)	(2,642)
Net cash provided by operating activities		5,771	11,396

Cash flows from investing activities
Purchase of property, plant and equipment (PP&E)	14	(4,030)	(3,497)
Investment in exploration and evaluation assets	16	(215)	(178)
Prepayments made toward PP&E	15	(1,364)	(38)
Staff loans advanced		(38)	—
Repayment of staff loans advanced			32
Net cash used in investing activities		(5,647)	(3,681)

Cash flow from financing activities
Loans advanced from related parties	27	—	2,500
Proceeds from borrowings	23	2,000	150
Repayment of borrowings	23	(1,472)	(1,725)
Dividends paid	26	—	(7,579)
Net cash provided by/(used in) financing activities		528	(6,654)

Total cash movement for the year		652	1,061
Effect of exchange rate fluctuation		(17)	(21)
Cash and cash equivalents, net at the beginning of year		(315)	278
Cash and cash equivalents, net at period-end	19	$320	$1,318

The accompanying notes on pages 8 to 35 are an integral part of these condensed consolidated interim financial statements.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

1.	General information

Organization

Namib Minerals (“Namib”) was incorporated on May 27, 2024, and is domiciled in the Cayman Islands. Namib Minerals’ registered office address is 71 Fort Street, PO Box 500, Grand Cayman, KYI-1106, Cayman Islands.

Namib Minerals, through its wholly owned subsidiaries (collectively the “Group”), is principally engaged in mining for gold and other precious and critical metals.

Fiscal Year 2024 - Reorganization Transaction

In March 2024, Greenstone Corporation (“Greenstone”) was established as an exempted company limited by shares incorporated under the laws of the Cayman Islands with its principal engagement being in mining operations for gold and other precious and critical metals in Zimbabwe. On June 17, 2024, Greenstone, a subsidiary of Namib entered a share purchase agreement (the “BMC Purchase Agreement”) with Metallon Corporation Limited (“Metallon”), a company incorporated in England and Wales and undergoing insolvency proceedings in the U.K., for the purchase of Metallon’s 100% equity interest in Bulawayo Mining Company Limited (“BMC”) in exchange for cash consideration of £53.2 million (approximately $67.3 million), payable by two specified shareholders of Greenstone (the “Guarantors”). In addition, the Guarantors agreed to indemnify Greenstone, Metallon, and the administrators appointed to oversee the Metallon insolvency proceedings (the “Administrator”), for a period of six years against any and all claims or expenses arising directly or indirectly in connection with Metallon’s sale of BMC (the “Reorganization Transaction”). The BMC Purchase Agreement further specifies all sums payable under the agreement are payable by the Guarantors, and Greenstone as purchaser, has no obligation or liability to Metallon.

As a single shareholder exercised control over both Greenstone and Metallon (the “Controlling Shareholder”), the Reorganization Transaction was determined to be an internal reorganization of entities under common control and signified a continuation of BMC’s operations, rather than the initiation of new business activities. Accordingly, the Reorganization Transaction is not within the scope of IFRS 3. The Controlling Shareholder was determined to exercise control over Greenstone through its majority ownership interest in the entity, which provided equity voting rights sufficient to exercise power over all key decision making. The Controlling Shareholder also held a majority ownership interest in Metallon and was determined to exercise control over the Administrator given the Controlling Shareholder was the largest creditor in the insolvency proceedings.

Given the Reorganization Transaction is not within the scope of IFRS 3, the Group applied the predecessor value method, and the consolidated financial statements for periods prior to the Reorganization Transaction reflect the operations of the predecessor, Bulawayo Mining Company Limited, at the carrying amounts of the financial statements of the predecessor. The purchase price of £53.2 million (approximately $67.3 million) is treated as an investment in subsidiary eliminated to equity. Similar to a stock split, differences in number of shares will be adjusted retrospectively in the statements of changes in shareholders’ deficit or equity and in earnings or loss per share.

Fiscal Year 2025 - Business Combination

a)	Business Combination Background

On June 5, 2025 (“Closing Date”), Namib Minerals consummated the previously announced business combination pursuant to the business combination agreement, dated as of June 17, 2024 (as amended by amendment 1 on December 6, 2024 and amendment 2 on April 14, 2025) with (i) Hennessy Capital Investment Corp. VI, a special purpose acquisition company (SPAC) incorporated in Delaware, (ii) Greenstone, an exempted company limited by shares incorporated under the laws of the Cayman Islands, (iii) Midas SPAC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Namib Minerals (“SPAC Merger Sub”), and (iv) Cayman Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Namib (“Greenstone Merger Sub”) (the “Business Combination”). As a result of the Business Combination, Greenstone Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company and becoming a wholly owned subsidiary of Namib and SPAC Merger Sub merged with and into Hennessy Capital Investment Corp. VI (“HCVI”), with HCVI continuing as the surviving company, and becoming a wholly owned subsidiary of Namib Minerals. HCVI was then renamed Red Rock Acquisition Corporation. Namib Minerals ordinary shares were listed on the Nasdaq stock market under the symbol “NAMM”.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

b)	Determination of Accounting Treatment and Listing Expense

Since HCVI did not meet the definition of a business under the guidance of the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), IFRS 3, Business Combination (“IFRS 3”), the Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2, Share-based Payment (“IFRS 2”), and the Business Combination was accounted for as a reverse capitalization in accordance with IFRS Accounting Standards. Under this method of accounting, HCVI was treated as the acquired company for financial reporting purposes and Greenstone was treated as the accounting acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Greenstone issuing shares for the net assets of HCVI and any difference in the fair value of the shares deemed to have been issued by Greenstone and the fair value of the accounting HCVI’s identifiable net assets represented a service received by Greenstone, and thus it was recognized as an IFRS 2 listing service expense upon consummation of the Business Combination. Refer to Note 4 - Reverse Capitalization for further information. The consolidated financial statements were prepared as a continuation of Greenstone and its subsidiaries as Greenstone is considered the accounting predecessor. Accordingly, all historical financial information presented in these consolidated financial statements represents the accounts of Greenstone. The comparative financial information in relation to the shares and basic and diluted earnings (loss) per share prior to the Business Combination have been retroactively recast as shares reflecting the exchange ratio established in the Business Combination.

c)	Earnout liability

In accordance with the terms of the Business Combination Agreement, during the period between the close of the Business Combination and 8th anniversary of the Closing Date (the “Company Earnout Period”), Namib is obligated to issue up to 30 million Namib Ordinary Shares to the previous shareholders of Greenstone (as determined on the Closing Date), when and if the relevant milestones are achieved. The Company Earnouts are not treated as a component of the equity exchange between Greenstone and HCVI, as they compensate Greenstone shareholders and have the effect of reducing the value of the Namib Ordinary Shares issued to HCVI. The Company Earnouts are accounted for as derivative liabilities under IAS 32/IFRS 9. See Note 25 - Share capital for additional information on the Earnout liability.

The milestones are as follows:

●	if the Mazowe Mine Bankable Feasibility Study (BFS) Milestone is achieved during the Company Earnout Period, an aggregate of 1 million Namib Ordinary Shares will be issued to the Company Shareholders;

●	if the Mazowe Mine Commercial Production Milestone is achieved during the Company Earnout Period, an aggregate of 4 million Namib Ordinary Shares will be issued to the Company Shareholders;

●	if the Redwing Mine BFS Milestone is achieved during the Company Earnout Period, an aggregate of 1 million Namib Ordinary Shares will be issued to the Company Shareholders;

●	if the Redwing Mine Commercial Production Milestone is achieved during the Company Earnout Period, an aggregate of 4 million PubCo Ordinary Shares will be issued to the Company Shareholders; and

●	If the net present value of certain exploration projects in the Democratic Republic of the Congo, as identified in a bankable feasibility study, is greater than or equal to $1 billion, an aggregate of 10 million Company ordinary shares will be issued to the former Greenstone shareholders, with an additional 10 million shares if such net present value is greater than or equal to $2 billion during the Company Earnout Period.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

d)	Warrants liability

In accordance with the terms of the Business Combination Agreement, The Warrants (“Warrants”) issued are a replacement of the SPAC Warrants and represent liabilities assumed in the Business Combination. The Warrants are not part of the consideration issued by Greenstone to acquire HCVI. The Warrants are derivative liabilities under IAS 32/IFRS 9. See Note 24 - Warrants for additional information on the Warrants liability.

e)	Excise duty

As a result of the Business Combination, Namib assumed the responsibility for the excise tax liability incurred by HCVI and payable subsequent to the Closing Date. According to the Business Combination Agreement, Hennessy Capital Partners VI LLC, a Delaware limited liability company (the “SPAC Sponsor”) has agreed to fully indemnify Namib for this liability. Accordingly, an indemnification asset related to the excise tax of $3.6 million has been recognized.

2.	Basis of presentation

Statement of compliance

The condensed consolidated interim financial statements of the Group have been prepared on a going concern basis, in accordance with IAS 34, as issued by the IASB.

These condensed consolidated interim financial statements follow the same significant accounting policies as those included in the Group’s most recent audited consolidated financial statements. Management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these condensed consolidated interim financial statements, except for the adoption of the new or revised standards, amendments and/or interpretations that became mandatory for periods beginning on or after January 1, 2025.(see note 3)

The condensed consolidated interim financial statements of the Group were approved for issue by the Group’s Board of Directors on September 30, 2025.

Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis and are presented in United States dollars (“$”, or “US Dollars”), which is also the functional currency of the Group. All financial information has been presented in thousands, unless otherwise indicated.

3.	Material accounting policies

These condensed consolidated interim financial statements follow the same significant accounting policies as those included in the Group’s most recent audited consolidated financial statements for the year ended December 31, 2024.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

Accounting pronouncements

Standards issued but not yet effective

IFRS 18

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. The new standard is a result of the IASB’s Primary Financial Statements project, which is aimed at improving comparability and transparency of communication in financial statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including the specified totals and subtotals, requires disclosure of management-defined performance measures, and includes new requirements for aggregation and disaggregation of financial information. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. The Group is currently assessing the impact of the new IFRS 18 requirements on its consolidated financial statements.

Amendment to IFRS 9 and IFRS 7

In May 2024, the International Accounting Standards Board issued an amendment to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. This amendment intends to clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion, add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and make updates to disclosures for equity instruments designated at fair value through other comprehensive income. The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impact of the new requirements under IFRS 7 and IFRS 9 on its consolidated financial statements.

Annual improvements to IFRS Accounting Standards — Volume 11

On July 18, 2024 the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11. The IASB’s annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards.

The amendments contained in the Annual Improvements relate to:

●	IFRS 1 First-time Adoption of International Financial Reporting Standards — Hedge Accounting by a First-time Adopter

IFRS 7 Financial Instruments: Disclosures:

●	Gain or loss on derecognition

●	Disclosure of differences between the fair value and the transaction price

●	Disclosures on credit risk

IFRS 9 Financial Instruments:

●	Derecognition of lease liabilities

●	Transaction price

●	IFRS 10 Consolidated Financial Statements — Determination of a ‘de facto agent’

●	IAS 7 Statement of Cash Flows — Cost Method.

The amendment is effective for reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Group is currently assessing the impact of the new requirements on its consolidated financial statements.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

Standards recently adopted

Amendments to IAS 21

In 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, which creates a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures required. The amendments clarify the treatment of exchange differences arising from the translation of foreign currency transactions. It specifies that exchange differences should be recognized in profit or loss unless they relate to a foreign operation, in which case they should be recognized in other comprehensive income.

The Group adopted this standard on January 1, 2025. The amendments did not have a material impact on the Group’s condensed consolidated interim financial statements. The Group determined that no other IAS standards, amendments to IAS standards, and interpretations to IAS standard adopted in the periods presented have a material impact on the Group’s condensed consolidated interim financial statements.

4.	Reverse Capitalization

On June 17, 2024, the Company entered into a Business Combination Agreement with Greenstone, HCVI, SPAC Merger Sub, and Greenstone Merger Sub, for a proposed Business Combination. Under the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, (a) SPAC Merger Sub merged with and into HCVI, with HCVI continuing as the surviving company bringing net assets of $7,002,000 and, in connection therewith, each issued and outstanding security of HCVI immediately prior to the effective time of the Business Combination was no longer outstanding and was automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Namib; (b) Greenstone Merger Sub merged with and into Greenstone, with Greenstone continuing as the surviving company, and, in connection therewith, the ordinary shares of Greenstone (“Greenstone Shares”) issued and outstanding immediately prior to the Business Combination were cancelled in exchange for the right of the holders thereof to receive ordinary shares of Namib (“Namib Ordinary Shares”) and the difference in value of $4,000 impacted the Share premium and Share capital accounts; and (c) as a result of the mergers, HCVI and Greenstone each became wholly-owned subsidiaries of Namib, and Namib Ordinary Shares were listed on the Nasdaq stock market, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

The Business Combination was approved by HCVI’s shareholders at the Extraordinary General Meeting on May 6, 2025. HCVI’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. On June 6, 2025, the Namib Ordinary Shares commenced trading on the Nasdaq stock market under the symbol “NAMM”.

As a result of the Business Combination:

●	All outstanding HCVI Class A and Class B shares were cancelled in exchange for 3,927,469 Namib Ordinary Shares. (includes HCVI Class A Shares of 107,469 and HCVI Class B Shares of 3,820,000)

●	Namib issued 880,000 Namib Ordinary Shares in satisfaction of the Polar loans.

●	All outstanding Greenstone shares were cancelled in exchange for 48,869,960 Namib Ordinary Shares.

The Business Combination was consummated on June 5, 2025. Following the Business Combination, the ownership structure of Namib was as follows:

	Number of Ordinary Shares	% of Ownership
Sponsor, Polar, and Permitted Transferees	4,575,000	9%
Other Initial Shareholders	125,000	0%
SPAC Public Stockholders	107,469	0%
Greenstone Rollover Shares	48,869,960	91%
Total	53,677,429	100%

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

Reverse capitalization

As discussed in Note 1, the Business Combination was accounted for as a reverse acquisition in accordance with IFRS Accounting Standards. The consolidated assets, liabilities and results of operations are those of Greenstone for all prior periods presented. As such, the basic and diluted earnings per share related to Greenstone prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.

Share listing expenses under IFRS 2

As further discussed in Note 1, since the Business Combination was accounted for in accordance with IFRS 2, the difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree’s identifiable net assets represented a service received by the accounting acquirer, and thus was recognized as an expense upon consummation of the Business Combination.

Upon Closing, the excess fair value of the equity interests deemed to have been issued to HCVI as consideration over the fair value of HCVI’s identifiable net assets was recognized as listing expense in the amount of $65.4 million ~~i~~n the consolidated statements of profit or loss and other comprehensive income (loss) for the six months ended June 30, 2025. The fair value of the equity interests was measured at the closing market price of HCVI’s publicly traded shares on June 5, 2025, which was $11.40 per share. See below for details.

Fair value of Namib Ordinary Shares issued to HCVI Public Stockholders (107,469 shares at $11.40)	1,225,147
Fair value of Namib-Ordinary Shares issued to HCVI Sponsor and Anchor Investors (3,820,000 shares at $11.40)	43,548,000
Fair value of all the consideration issued by target to acquire the HCVI	44,773,147
Less: Net assets of HCVI	20,607,995
Total share listing expense	65,381,142

Other transaction-related costs in connection with the Business Combination

For the six months ended June 30, 2025, and June 25, 2024, the Company incurred transaction-related costs in connection with the Business Combination of $10,219,697 and $2,158,000 respectively, excluding the share listing expenses under IFRS 2 discussed above. These transaction-related costs, primarily consisting of professional service fees such as legal and accounting services, were recorded in administrative expenses in the consolidated statements of profit or loss and other comprehensive income (loss).

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

5.	Revenue

	How Mine		Redwing Mine		Total
	Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gold sales	$36,360	41,763	—	127	36,360	41,890
Silver sales	23	27	—	—	23	27
Revenue recognized at a point in time	$36,383	41,790	—	127	36,383	41,917

Total ounces of gold sold(1)	12,226	19,611	—	61	12,226	19,672
Net work in progress (oz)	447	700	—	—	447	700
Gold produced (oz)	12,741	19,704	—	61	12,741	19,765
Tonnes milled (kt)	236	239	—	2	236	241
Grade (g/t)	1.9	2.8	*	*	1.9	2.8
Recovery (%)	89	91	*	*	89	91
Net realized gold price(1) ($/oz)	$2,827	2,023	—	2,076	2,827	2,023

(1)	Gold sales are less than gold produced due to acceptable weight differences between internal results and final approved results after assaying at Fidelity. Net realised gold price is after the deduction of royalties.
*	In the absence of an assay-determined feed grade, recovery percentages cannot be calculated. The reported gold revenue was derived solely from the recycling of previously treated sands, with no assays conducted during the gold production process.

6.	Production costs

Production costs include salaries and wages on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production costs for the six months ended June 30, 2025 and 2024 are summarized below.

	Six months ended
(in thousands ‘000’)	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Staff costs (see Note 9)	$6,508	$7,459
Stores	4,806	4,584
Power production	3,721	3,742
Site administrative costs	2,572	2,269
Repairs and renewals	709	711
Fuel costs	99	185
Transport	39	52
Contract mining	-	9
Other	6	8
Production costs	$18,460	$19,019

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

7.	Administrative expenses

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Staff costs (see Note 9)	$2,870	$4,157
General and administrative costs	510	472
Fines and penalties	287	33
Bank charges	306	343
Fuel costs	25	92
Directors’ fees	263	144
Welfare costs	33	92
Stores	26	56
Travel(1)	2,019	574
Audit fees	338	400
Legal fees (1)	2,336	232
Loss on asset disposition	270	76
Stock write off	75	-
Consultancy fees(1)	6,348	1,193
Administrative expenses	$15,706	$7,864

(1)	— Included in consultancy, legal, and travel expenses of $10,220k for the six months ended June 30, 2025 (2024: $2,158k) is not of a recurring nature and primarily relates to the Reorganization Transaction and the Business Combination, as described in Note 1 & 4.

8.	Foreign exchange gain/(loss)

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Foreign exchange gain/(loss)	$(50)	$654

The change in the foreign exchange gain is the result of fluctuating exchange rates and the volume of transactions denominated in a currency other than our reporting currency. The Group’s exposure to foreign currency exchange movement is primarily related to historical liabilities associated with the three mines which are denominated in ZiG. The Group also has limited exposure to historical liabilities at the Mazowe Mine which are denominated in ZAR (which the Company converted to ZiG as of April 5, 2024 in accordance with the Reserve Bank of Zimbabwe Monetary Statement issued on April 5, 2024). Greater than 90% of the Group’s transactions are denominated in USD.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

9.	Staff costs and employee information

The aggregate payroll costs of the employees charged in the condensed consolidated interim statement of profit or loss and other comprehensive income was as follows:

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Wages and salaries	$8,324	$7,984
Share-based payments	-	2,834
Pension	572	478
Social security contributions and similar taxes	482	320
Total	$9,378	$11,616

10.	Other income

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Milling recoveries and royalties	$52	343
Insurance proceeds	-	176
Non-Refundable commitment fee (1)	100	-
Rental income	34	39
Scrap sales	26	3
Other income	$212	$561

1.	A non-refundable commitment fee of $100,000 was received from Joy Mining on signing a satellite mining contract. The amount has been recognized as Other Income as it was not linked to ongoing performance obligations under the agreement.

11.	Finance cost

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Interest expense, borrowings	$332	$335
Interest expense, other creditors and overdraft facilities	348	246
Unwinding of discount(1)	148	476
Finance cost	$828	$1,057

(1)	The unwinding of discount relates to the provision for rehabilitation costs. Refer to Note 20 for further details.

12.	Taxation

Taxation expense

	Six months ended
	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Current tax	$3,949	$4,467
Deferred tax (benefit)/charge	(276)	(34)
Taxation expense	$3,673	$4,433

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

The income tax rate is 25.75% for both the 2024 and 2025 periods. Accordingly, the deferred tax balance as of December 31, 2024, and June 30, 2025, has been calculated using this rate.

The change in the effective tax rate is primarily due to the How Mine being the only tax-incurring segment within the Group. For the six months ended June 30, 2024, other Group segments, excluding How Mine, had significant cumulative losses, reducing consolidated profit before tax and increasing the effective tax rate. Refer to Note 29 for each segment’s profit and loss before taxation for the six months ended June 30, 2025, and 2024. The effective statutory rates are 25.75% for the How Mine, Redwing Mine, and Mazowe Mine entities, 19% for Bulawayo Mining Company Limited, and 0% for Greenstone Corporation and Namib Minerals entities.

13.	Earnings per share

Weighted average number of shares — Basic earnings per share

Refer to Note 1 for more information on the Reorganization Transaction that occurred on June 6, 2025.

The calculation of basic and diluted earnings per share for the six months ended June 30, 2025, and 2024 was calculated as follows:

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Profit/(Loss) for the year attributable to owners of the Group (basic and diluted)	$(11,899)	$9,175
Basic and diluted weighted average shares outstanding	49,560	48,870
Basic and diluted earnings/(loss) per share	$(0.24)	$0.19

As discussed in detail in Note 4, the Company’s basic and diluted earnings (loss) per share related to Namib prior to the Business Combination have been retroactively recast based on shares reflecting the exchange ratio established in the Business Combination.

Basic EPS is calculated by dividing profit or loss attributable to owners of the Group by the weighted average shares outstanding during the period.

Diluted EPS reflects the potential dilution that might occur if warrants were converted into shares.

Impact of Warrants and Earnout on earnings per share (“EPS”) calculation

●	Warrants: For Basic EPS, the warrants are not included in the calculation until they are exercised into shares. For Diluted EPS, warrants are included in the calculation to the extent they are in the money as of the reporting date and have a dilutive effect. In that instance, a numerator is adjusted for the fair value changes that would have occurred if warrants have been classified entirely as an equity instrument, net of tax effect while a denominator impact is determined using the treasury stock method~~.~~

●	Earnout: earnout shares are not included in basic and diluted EPS calculations denominator until the performance conditions for their issuance have been met as of the end of the reporting period. When those conditions are satisfied, the shares will be included in diluted EPS with an assumption that the reporting period end is the end of the contingency period.

See Note 24 - Warrants and Note 25 - Share capital for further information.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

14.	Property, plant and equipment, net

June 30, 2025

Cost	Mining assets	Land & buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance at January 1, 2025	$38,479	$2,128	$77,241	$2,077	$12,875	$132,800
Additions (1)	1,000	—	1,165	358	1,739	4,262
Change in Rehabilitation asset estimate	—	—	428	—	—	428
Transfer into/within property, plant and equipment	371	—	69	—	(69)	371
Derecognition	—	—	(830)	—	—	(830)
Balance at June 30, 2025(2)	$39,850	$2,128	$78,073	$2,435	$14,545	$137,031

Accumulated Depreciation and Impairment	Mining assets	Land & buildings	Plant & equipment	Motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At January 1, 2025	$27,760	$1,935	$64,156	$1,499	$406	$95,756
Depreciation	1,280	13	1,238	125	—	2,656
Impairment (3)	—	—	185	—	—	185
Derecognition	—	—	(560)	—	—	(560)
At June 30, 2025(2)	$29,040	1,948	65,019	$1,624	$406	$98,037

	Mining assets	Land & buildings	Plant & equipment	Fitttings & motor vehicles	Capital work in progress	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost	$39,850	$2,128	$78,073	$2,435	$14,545	$137,031
Accumulated depreciation and impairment	29,040	$1,948	$65,019	$1,624	$406	$98,037
Net book value	$10,810	$180	$13,054	$811	$14,139	$38,994

(1)	— Additions of $0.4 million were included in trade payables as of June 30, 2025.
(2)	— The cost basis and the balance of accumulated depreciation and impairment contain assets which are fully depreciated but remain in service. As of June 30, 2025, the initial costs of the fully depreciated assets which remain in service was $0.6 million.
(3)	—The impairment charge relates to the change in the rehabilitation asset (see note 20) for both Mazowe Mining Company (MMC) and Redwing Mining Company (RMC). The carrying amount was immediately impaired due to the non-operational status of these mines.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

15.	Prepayments

15.1 Short-term prepayments

	June 30, 2025	December 31, 2024
Inventory	$205	$546
Prepaid expenses	173	2
Short-term prepayments	$378	$548

15.2 Long-term prepayments

	June 30, 2025	December 31, 2024
Property, plant, and equipment	$5,286	$3,922
Long-term prepayments	$5,286	$3,922

16.	Exploration and evaluation assets, net

Cost	Exploration and evaluation assets
(Unaudited)
Balance as of January 1, 2025	$1,613
Additions	214
Transfers to property, plant & equipment	(371)
Balance at June 30, 2025	1,456

Accumulated Impairment
Balance as of January 1, 2025	626
Balance at June 30, 2025	$626

Carrying value
As of June 30, 2025	$830
As of December 31, 2024	$987

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

17.	Trade and other receivables, net

	June 30, 2025	December 31, 2024
	(Unaudited)
Royalty receivables	$2,136	$2,136
Trade receivables(1)	1,058	2,114
Other receivables(2)	699	434
VAT receivables(3)	2,553	1,321
Allowance for credit losses(4)	(2,265)	(2,253)
Trade and other receivables, net	$4,181	$3,752

(1)	The Group’s trade receivables balance primarily relates to gold sales with Fidelity. The Group’s royalty receivables balance relates to a subcontracting arrangement through which the Group earned a royalty on precious metals extracted by a third-party miner from the Redwing mine and is fully provisioned for credit loss

(2)	Included in other receivables is a balance of $0.2 million (2024: $0.2 million) relating to advances made to staff at How Mine under retention arrangements.

(3)	VAT receivables are presented after balances are offset against other taxes approved by Zimbabwe Tax authorities. During 2024, the Group has offset VAT receivables equating to $2.5 million and to $0.4 million in 2025.

(4)	Included in the expected credit loss provision are amounts of $2.1 million relating to royalties receivable and $0.1 million relating to rentals

Allowance for credit losses

(Unaudited)
Balance at January 1, 2024	$2,240
Additions	23
Balance at June 30, 2024	$2,263

Balance at January 1, 2025	$2,253
Additions	12
Balance at June 30, 2025	$2,265

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

18.	Trade and other payables

	June 30, 2025	December 31, 2024
	(Unaudited)
Trade payables	$10,003	$8,371
Employee payables	11,511	8,756
Other taxes and security payments(1)	10,605	8,904
VAT payable	1,992	1,897
Accruals	10,757	3,523
Trade and other payables	$44,868	$31,451

(1)	VAT receivables are presented after balances are offset against other taxes approved by Zimbabwe Tax authorities. During 2024, the Group has offset VAT receivables equating to $2.5 million and to $0.4 million in 2025.
(2)	As of June 30, 2025, the Company owed BDO South Africa Incorporated $315,450 related to the historical audits and the interim review performed. This amount was settled in full subsequent to the period end.

19.	Cash and cash equivalents, net

	June 30, 2025	December 31, 2024
	(Unaudited)
Petty cash	$54	$273
Bank balances	1,276	425
Cash and cash equivalents	$1,330	$698
Bank overdraft	(1,010)	(1,013)
Cash and cash equivalents, net	$320	$(315)

Bank ABC Zimbabwe Overdraft Facility Agreement

In July 2024, the Group entered into an overdraft facility agreement with Banc ABC Zimbabwe (“Overdraft Facility Agreement”) providing an overdraft facility of $1.0 million (“Overdraft Facility”) available to be drawn until October 31, 2025. The Overdraft Facility Agreement was entered into to finance working capital requirements and capital expenditures and has an interest rate equal to the base lending rate quoted by African Banking Corporation of Zimbabwe Limited plus a margin of 2% per annum calculated on the daily balance outstanding. The Group drew the full Overdraft Facility amount of $1.0 million in July 2024. The Overdraft Facility imposes the same covenants on the Group as the December 9, 2024, facility agreement the Group holds with Banc ABC Zimbabwe, which are detailed in Note 22. As of September 2025, Bank ABC Zimbabwe is rated ‘BB’ with a Stable Outlook by ICRA Rating Agency DMCC, reflecting moderate credit risk within the local banking environment.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

20.	Provision for rehabilitation costs

Site restoration relates to the estimated cost of closing down the mines and projects and represents the site and environmental restoration costs estimated to be paid as a result of mining activities or previous mining activities. For the How Mine, site restoration costs are capitalized in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalized costs are amortized over the life of the mine and the provision is unwound over the period to estimated restoration.

Reconciliation of provision for rehabilitation costs:

(Unaudited)
Opening balance as of January 1, 2025	$26,389
Change in estimate	428
Unwinding of discount	148
Closing balance as of June 30, 2025	$26,965

The discount rate used in calculating the present value of the How Mine’s provision for rehabilitation costs is based on U.S. treasury bond rates, and the cash flows are estimated at an average 2.3% inflation (2024: 2.4%). At June 30, 2025, How Mine’s provision for rehabilitation costs is calculated using a 4.04% discount rate (2024: 4.6%), with gross rehabilitation costs amounting ‘to $7.8 million. For Redwing Mine and Mazowe Mine, the rehabilitation provision will be equal to the gross rehabilitation costs as determined at December 31, 2024 of $11.8 million and $8.1 million respectively with the cash flows estimated at an average 2.79% inflation (2024: -) without discounting, due to uncertainty over the LOM in regards to depletion rates as the mines are currently not operational.

As of June 30, 2025, the Group estimates costs for environmental rehabilitation will begin to be incurred for its How Mine in 2032. With respect to the Group’s Redwing Mine and Mazowe Mine, the timing of rehabilitation costs to be incurred is dependent on the timing of the Group restarting each mine’s operations and will be determined in a future period.

The change in estimates arose following a change in the market discount rate and the inflation rate as at June 30 2025. This change in estimate of $0.4 million comprises $0.2 million for the How Mine, $0.08 million for the Mazowe Mine, and $0.1 million for the Redwing Mine

21.	Contingent liabilities

The Group is subject to various claims that arise in the normal course of business. The Group has determined the current claims are not probable to succeed. Accordingly, no contingent loss provisions have been recognized or disclosed for the six months ended June 30, 2025 and 2024.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

22.	Commitments

The Group had purchase commitments for capital assets as follows:

	June 30, 2025	December 31, 2024
	(Unaudited)
Commitments	$2,865	$1,407

23.	Borrowings

23.1 Short-term borrowings

	June 30, 2025	December 31, 2024
	(Unaudited)
Short-term notes	$4	$515

The Group has short-term notes with various lenders which have maturity terms up to twelve months. The short-term notes do not have any collateral or covenants. The interest rates on short-term borrowings range from 8% to 10% per annum.

(Unaudited)
Beginning balance, January 1, 2025	$515
Proceeds	488
Interest paid	(82)
Interest accrued	82
Transaction fees	11
Repayments	(1,010)
Ending balance, June 30, 2025	$4

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

23.2	Banc ABC Zimbabwe Loan

	June 30, 2025	December 31, 2024
	(Unaudited)
Banc ABC Zimbabwe Loan – current	$1,300	$626
Banc ABC Zimbabwe Loan – non-current	2,238	1,374
Total	3,538	2,000

(Unaudited)
Beginning balance, January 1, 2025	$2,000
Proceeds	2,000
Interest paid	(250)
Interest accrued	250
Repayments	(462)
Ending balance, June 30, 2025	$3,538

On December 9 2024, the Group entered into a facility agreement with Banc ABC Zimbabwe (“Facility Agreement”) pursuant to which (i) the amount outstanding under the existing Term Loan of $0.5 million expiring on December 31, 2024 is maintained, (ii) the amount outstanding under the existing Overdraft Facility (see note 19) of $1.0 million expiring on October 31, 2025 is maintained, and (iii) $4.0 million is available to be drawn in term loans until September 30, 2025 repayable 36 months from drawdown. The Facility Agreement was entered into to finance capital improvements, providing a combined “Term Loan” and “Call Loan” facility with a maximum aggregate limit of USD 4,000,000. The Term Loan allows the Group to borrow funds repayable in instalments over 3 years from the drawdown date (available for drawdown until September 2025). The interest rate on borrowings under the Loan agreement consist of a base rate. The base rate on the Group’s Term Loan borrowings is 15% per annum which is based on the base lending rate quoted by the African Banking Corporation of Zimbabwe Limited. The Call Loan option offered payment terms of up to 90 days, with interest rates determined at Banc ABC Zimbabwe’s discretion.

To secure the Facility Agreement, the Group has provided the following collateral: a USD 4,080,555 notarial bond over property, plant, and equipment of Bulawayo Mining Company Limited; new equipment purchased shall be specified in a security agreement and shall be perfected by way of registration of a notice of security interest; a hypothecation of USD 15,000,000 over mining leases; an unlimited guarantee from Metallon Corporation Limited; and a cession of insurance over the pledged assets.

The Facility Agreement imposes covenants on the Group, including the obligation to channel monthly deposits of at least USD 2,000,000 of which USD 1,500,000 is expected to be in united states dollars through designated accounts, with a penalty interest of 10% per annum for non-compliance. Additionally, the Group must maintain a Debt Service Coverage Ratio of at least 1.2:1 and establish a sinking fund using monthly deposits to ensure timely loan repayment upon maturity. As of June 30, 2025, the Group had a Debt Service Coverage Ratio of 2.0:1. The Group was in compliance with all covenants under the Facility Agreement as of June 30, 2025, and 2024. As of June 30, 2025, and 2024, the carrying amount of the borrowings approximated their fair value.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

24.	Warrants

Pursuant to Business Combination Agreement, the Company issued Company warrants (“Warrants”) as a replacement for SPAC Warrants. Each SPAC Warrant issued by HCVI ceased to represent a right to acquire the number of shares of SPAC Common Stock and was converted into a right to acquire the same number of the Namib Ordinary Shares (the “Warrants”) on substantially the same terms as were in effect immediately prior to the close of the Business Combination. The warrants were not considered part of the consideration and classified as derivative liabilities as they did not meet equity classification requirements under IAS 32. All changes in fair value are reflected in the current year profit and loss. (see note 1). Each Warrant became exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Public Offering; provided in each case that the Company has an effective registration statement. The Warrants have an exercise price of $11.50 per share, subject to adjustments, and expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

As of June 5, 2025, warrants were recognized at fair value of $7,059,150. As of June 30, 2025, the fair value of these warrants was $3,622,459, resulting in a remeasurement gain of $3,436,691 recognized included in the Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income. The change in fair value was driven by changes in the Company warrant prices.

For the discussion around impact of warrants on earnings per share calculation, refer to Note 13 – Earnings per share

25.	Share capital

Based on the second amended and restated memorandum of association the Group’s authorized share capital consists of 500,000,000 ordinary shares with a par value of $0.0001 and the Group’s issued and outstanding share capital consists of 53,677,429 ordinary shares, each with a $0.0001 par value. Refer to Note 1 for description of the Reorganization Transaction that occurred on June 17, 2024 and Note 4 for further details on reverse capitalization.

($ represent unrounded amounts)	Number of fully paid shares	Amount
	(Unaudited)	(Unaudited)
January 1, 2024	1,000	$1,000
Shares issued	—	—
June 30, 2024	1,000	$1,000

January 1, 2025	1,000	1,000
Issuance of shares to HCVI shareholders upon reverse capitalization	4,807,469	481
Impact of reverse capitalization	48,868,960	3,887
June 30, 2025	53,677,429	$5,368

The following describes the nature and purpose of each reserve within the condensed consolidated interim statement of changes in equity:

Reserve	Description and purpose
Share capital	The nominal value of shares issued.
Retained earnings/deficit	Cumulative net gains and losses recognized in the condensed consolidated interim statements of profit or loss and other comprehensive income.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

Business Combination and Issuance of Equity Shares

As described in Note 1 & 4 - Reverse Capitalization, the Company completed the Business Combination on June 5, 2025. In connection with the transaction, the Company issued 53,677,429 Ordinary Shares, each with a par value of $0.0001. These shares have been issued as part of the acquisition consideration provided to the SPAC shareholders in exchange for the SPAC’s net assets and listing status.

Earnout shares

In accordance with the terms of the Business Combination Agreement, the Former Greenstone Shareholders are entitled to receive up to 30.0 million additional Ordinary Shares during the eight-year period following the Closing Date. The Earnout Shares are contingent upon the achievement of specific operational and valuation milestones, as disclosed in note 1. In the event of a change of control of the Company during the Earnout Period, all such milestones shall be deemed to have been satisfied and any Earnout Shares not previously issued shall be issued immediately prior to the consummation of such change of control. The arrangement is accounted for as a derivative financial liability and is not considered part of consideration. It will be revalued each reporting period to reflect fair market value, with any changes recorded in profit or loss.

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets.

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The earnout liability was recorded based on the expected timing of achievement of the operational and valuation milestones, with those able to be achieved within the next 12 months recorded as a short-term liability, and those over 12 months as a long-term liability. As of June 5, 2025, the Group recognized the short-term and long-term portions of the earnout liability at a fair value of $57.0 million and $111.7 million, respectively, with the total earnout liability recognized at $168.7 million.

The fair value of the earnout liability was remeasured to $111.9 million on June 30, 2025, resulting in a $19.2 million decrease to the short-term portion and a $37.6 million decrease to the long-term portion of the liability. The fair value of the earnout liability was determined using a probability-weighted undiscounted cash flow approach with no discount rate adjustment, considering the probability of achieving milestones (Level 3 input), and using the assumed stock price (Level 1 input: $11.40 and $7.56 as of June 5, 2025 and June 30, 2025, respectively). A sensitivity analysis was performed to assess the impact of changes in the assumed stock price with a stock price range of $15.0 to $31.2, resulting in a potential aggregate value of the Company Earnout Shares range of $222.0mil to $462.1mil.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

	Short-Term Earnout Liability	Long-Term Earnout Liability	Total
	(Unaudited)	(Unaudited)	(Unaudited)
Fair Value as of June 5, 2025	$57,000	$111,720	$168,720
Fair Value as of June 30, 2025	37,800	74,088	111,888
Remeasurement (Gain)/Loss	$(19,200)	$(37,632)	$(56,832)

For the discussion around an impact of earnout on earnings per share calculation, refer to Note 13 – Earnings per share.

26.	Dividends

The following dividends were declared by the Group and issuable to Metallon Corporation Limited, the Group’s former parent company prior to the Reorganization Transaction described in Note 1, during the six months ended June 30, 2025 and 2024 ($ in thousands, except per share amounts):

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
$0 per qualifying ordinary share(1) (2024: $9,000)	$-	$9,000

(1)	— Per share amounts calculated based on 1,000 shares. See Note 21.

For the six months ended June 30, 2024, the Group declared $9 million in dividends to its previous shareholders in three instalments: $5 million on January 12, 2024, $1 million on April 30, 2024, and $3 million on May 20, 2024.

The following dividends were paid by the Group during the six months ended June 30, 2025 and 2024 and were issued to Metallon Corporation Limited:

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
$0 per qualifying ordinary share(1) (2024: $7,579)	$-	$7,579

27.	Related party balances and transactions

The Southern Selliben Trust (“Trust”), Mzi Khumalo, Nostro Heritage Foundation , Niota Foundation, South Rivers Foundation , and Red Richmond Foundation are former shareholders of Greenstone and now shareholder of Namib.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

The Group’s related party payables balance relates to expenses incurred by the Group which were paid by Metallon Corporation Limited, Metallon Management Services, and Metallon Gold Zimbabwe, an affiliate of Metallon, of which Mzi Khumalo is a significant shareholder of all entities. As of June 30, 2025, an offset agreement is in place between the Group and Metallon, allowing the Group to net its receivable and payable balances held with Metallon. The related party balances are unsecured, bear no interest, and do not have fixed repayment terms.

Related party receivables	June 30, 2025	December 31, 2024
	Unaudited
Metallon Corporation Limited (US)	$255	$765
Total	$255	$765

Related party payables	June 30, 2025	December 31, 2024
	Unaudited
Metallon Corporation Limited	$-	$2,248
Metallon Gold Zimbabwe	-	1,138
Metallon Management Services	-	3
Total	$-	$3,389

Allowance for related party credit losses
(Unaudited)
Balance at January 1, 2025	10,446
Additions	4
Balance at June 30, 2025	$10,450

Key management personnel compensation

The amounts disclosed in the table below represent the compensation to key management personnel for the six months ended June 30, 2025 and 2024. The amounts are recognized as administrative expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income.

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Share-based payments	$-	$2,834
Short-term employee benefits	1,337	562
Non-executive director fees	118	144
Key management compensation	$1,455	$3,540

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

28.	Employment benefits

Defined contribution plan

All permanent employees are members of defined contributions plans administered by either the National Industrial Council for the Mining Industry of Zimbabwe or the Old Mutual staff pension fund. Contributions are at the rate of 12% and 16% of pensionable emoluments of which employees pay 5% and 6.5% respectively. The cost of pension contributions during the six months ended June 30, 2025 and 2024 is made up as follows:

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Contributions for the period	$343	$313

National Social Security Scheme

A subsidiary of the Group, Bulawayo Gold Zimbabwe (Private) Limited, makes contributions to the National Social Security Scheme, a defined benefit pension scheme promulgated under the National Social Security Act of 1989. The Group’s obligation under the scheme is limited to specific contributions legislated from time to time:

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)
Contributions for the period	$143	$87

29.	Operating segments

The Group currently identifies three reportable segments which consist of each of its three mines based in Zimbabwe: the How Mine, the Mazowe Mine, and the Redwing Mine. The Group’s CEO is the Group’s chief operating decision maker responsible for evaluating the operating performance of the Group’s mining operations, allocating resources, and making strategic decisions. For each of the segments, the Group’s CEO reviews internal management reports on at least a quarterly basis. Information regarding the results of each reportable segment is included below.

Performance is measured based on operating profit/loss, as included in the internal management reports that are reviewed by the Group’s CEO. Segment operating profit or loss is used to measure performance as management believes that such information is the most relevant in evaluating the operating performance of each segment relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

The table below shows the unaudited segment information for the six months ended June 30, 2025 and 2024 and as of June 30, 2025 and December 31, 2024:

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenue	36,383	41,790	—	127	—	—	—	—	36,383	41,917
Production costs	(18,460)	(19,007)	—	(12)	—	—	—	—	(18,460)	(19,019)
Depreciation	(2,635)	(1,643)	(4)	—	(17)	(23)	—	—	(2,656)	(1,666)
Royalties	(1,817)	(2,088)	—	(1)	—	—	—	—	(1,817)	(2,089)
Gross profit (loss)	13,471	19,052	(4)	114	(17)	(23)	—	—	13,450	19,143
Other income	116	174	92	39	4	348	—	—	212	561
Impairment	--	—	(110)	—	(75)	—	—	—	(185)	—
Administrative expenses	(812)	(558)	(1,202)	(1,165)	(745)	(949)	(12,947)	(5,192)	(15,706)	(7,864)
Allowance for credit losses	—	—	(12)	(23)	—	—	—	—	(12)	(23)
Listing expenses (1)	—	—	—	—	—	—	(5,112)	—	(5,112)	—
Foreign exchange gains/(losses)	(146)	323	67	279	29	52	—	—	(50)	654
Operating profit/(loss)	12,629	18,991	(1,169)	(756)	(804)	(572)	(18,059)	(5,192)	(7,403)	12,471
Finance cost	(605)	(492)	(39)	(225)	(126)	(340)	(58)	—	(828)	(1,057)
Loss on Motapa sale	—	—	—	—	—	—	—	—	—	—
Related party credit loss	(3)	(1,872)	—	—	—	—	—	1,320	(3)	(552)
Interest income	8	—	—	—	—	—	—	—	8	—
Financial guarantee remeasurement	—	—	—	—	—	—	—	2,746	—	2,746
Profit/(loss) before taxation	12,029	16,627	(1,208)	(981)	(930)	(912)	(18,117)	(1,126)	(8,226)	13,608
Income tax expense	(2,623)	(4,433)	—	—	—	—	(1,050)	—	(3,673)	(4,433)
Profit/(loss) for the year	$9,406	12,194	(1,208)	(981)	(930)	(912)	(19,167)	(1,126)	(11,899)	9,175

1.	Listing expenses relate to change in fair value of earnout liability, change in fair value of warrants and share listing expense.

	How Mine		Redwing Mine		Mazowe Mine		Other		Total
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Segment assets	54,222	50,771	92	20	229	248	3,660	—	58,203	51,039
Current assets	$9,388	8,845	11	15	34	91	3,660	—	13,093	8,951
Non-current assets	$44,834	41,926	81	5	195	157	--	—	45,110	42,088
Segment liabilities	40,151	37,850	20,894	20,138	14,857	16,762	135,467	7,215	211,369	81,965
Current liabilities	$23,041	21,719	8,999	8,352	6,718	8,699	57,758	7,215	96,515	45,985
Non-current liabilities	$17,111	16,131	11,895	11,786	8,139	8,063	77,709	—	114,854	35,980

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

30.	Financial guarantee

On September 27, 2023, the Group executed an agreement (the “2024 Term Loan”) with Africorp Solutions And Advisory (PTY) Ltd (“Africorp”) to guarantee Metallon Corporation Limited’s outstanding loans withdrawn during 2021, which consisted of an aggregate principal amount of $1.5 million and accumulated interest as of the execution date of $1.6 million, for a cumulative outstanding amount of $3.2 million payable in instalments through March 31, 2024.

The 2024 Term Loan is accounted for by the Group as a financial guarantee contract under IFRS 9, under which the Group is required to initially measure the guarantee at fair value and will subsequently measure the guarantee to the higher of (i) the amount of the loss allowance determined in accordance with the impairment requirements of IFRS 9 and (ii) the amount initially recognized less, the cumulative amount of income recognized in accordance with the principles of IFRS 15.

On June 17, 2024, concurrent with the execution of the Reorganization Transaction, Africorp issued a “Deed of Release”, which released the Group of all obligations under the Africorp Guarantee. As a result, the Group recorded a reversal of the remaining $2.7 million ECL in June of 2024, which is presented within “Financial guarantee remeasurement” in the condensed consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2024.

31.	Share-based payments

On October 14, 2021 (the “Effective Date”), the Controlling Shareholder of Metallon entered into share award agreements (the “Share Award Agreements”) with senior executives of Metallon (the “Senior Executives”), which provided the Senior Executives with the right to obtain ordinary shares in Metallon and full beneficial ownership of a certain amount of ordinary shares of Metallon (the “Shares”). The Share Award Agreements contained provisions which provided for automatic transfer of the Shares, and beneficial ownership rights granted thereunder, to any successor entity in the event of a corporate reorganization, merger, acquisition or other change in ownership. Among the Share Award Agreements issued, only one award contained vesting conditions (the “Unvested Award”), and all other awards were deemed fully vested (the “Vested Awards”) on the Effective Date. The Share Award Agreements were determined to be share-based payments in accordance with IFRS 2 and the associated compensation cost for the Vested Awards was recognized on the Effective Date. Due to certain terms and conditions within the Unvested Award which introduced uncertainty regarding the vesting period, a grant date in accordance with IFRS 2, was not established on the Effective Date and no compensation cost was recognized.

On June 15, 2024, substantially concurrent with the Reorganization Transaction completed on June 17, 2024, a share exchange was completed whereby the Senior Executives exchanged their rights to the Shares in Metallon for a fixed number of ordinary shares in Greenstone Corporation (the “Greenstone Shares”). The Greenstone Shares issued to the Senior Executives were transferred to them by the Controlling Shareholder which, prior to such transfer, held 100% of the issued and outstanding ordinary shares of Greenstone. The exchange of Metallon Shares for Greenstone Shares on June 15, 2024 (the “Modification Date”) was accounted for as a modification of the Share Award Agreements in accordance with IFRS 2. However, since it was determined that there was not an increase in the fair value of the Award Agreements resulting from the exchange, no incremental compensation cost was required to be recognized by Greenstone. In addition, an addendum to the Unvested Award was executed on June 15, 2024, whereby all vesting and forfeiture conditions were removed. It was determined a grant date for the Unvested Award was established on the Modification Date, and given there were no vesting conditions, the full grant date fair value of $2.8 million was recognized as compensation expense on June 15, 2024. The related grant date fair value was determined based on an enterprise value of Greenstone and discounted for minority interest and lack of marketability. The enterprise value for Greenstone was determined using a combination of income and market approaches. An income approach was utilized for How Mine and included forecasted cash flows over the life of mine which extends through 2031. The forecasted cash flows utilized a projected gold price of $2,250/oz, which represented the median projected gold price as published by leading financial institutions as of the Modification Date. The forecasted cash flows were discounted utilizing a weighted average cost of capital of 21%. Market approaches were utilized for the Redwing and Mazowe mines as the mines remain under care and maintenance. The market approaches for the Redwing and Mazowe mines were based on the estimated resource base for each mine of 2.5Moz and 1.2Moz respectively and the resource implied value derived from guideline public company market data for non-operating mines.

Namib Minerals
Notes to the Condensed Consolidated Interim Financial Statements

The $2.8 million of compensation expense is presented within “Administrative expenses” within the condensed consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2024.

On June 5, 2025, concurrent with the closing of the business combination Namib Minerals adopted the Namib Minerals 2025 Equity Incentive Plan which authorizes the grant of equity and cash based awards, including stock options, restricted stock units, performance awards, and other incentive instruments, to eligible directors, officers, employees, and consultants. The Plan, which is intended to attract, retain, and motivate key personnel and align their interests with those of shareholders, reserves 5,367,742 ordinary shares for issuance and became effective immediately upon closing. While no awards had been granted under the Plan as of June 30, 2025, the Company expects to issue awards in future periods. Share-based payments under the Plan will be accounted for in accordance with IFRS 2 Share-based Payment, with compensation expense recognized over applicable vesting periods based on grant-date fair values.

32.	Going concern

As of June 30, 2025, the Group’s current liabilities exceed its current assets by $83.4 million (December 31, 2024: $37 million), and total liabilities exceed total assets by $153.1 million (December 31, 2024: $30.9 million), primarily due to the historical impairment of assets at the Redwing Mine and Mazowe Mine, which remain under care and maintenance along with the business combination transaction. As a result, these mines generate no positive cash flow, and How Mine currently supports their care and maintenance costs. As of June 30, 2025, Redwing had current liabilities of $9 million, and Mazowe had $6.7 million. Additionally, historical business rescue applications, such as Redwing’s denied 2024 application and Mazowe’s pending February 2024 application, raise the possibility of future filings by creditors calling on amounts owed. The financial exposures of Redwing and Mazowe Mines have been ring-fenced to those specific entities, limiting any adverse impact on the broader Group. The liabilities and obligations of Redwing and Mazowe are contractually separated from How Mine, ensuring that these obligations do not encumber the operational assets or future profitability of the Group’s other entities. None of the entities within the group has provided any assets as security over the liabilities of Redwing and Mazowe that could be called on in settling these entities’ liabilities. Management has assessed the Group’s ability to continue as a going concern, considering its financial position, operating environment, and cash flow projections until June 30, 2026.

How Mine (operational since 1941) continues to generate profits and positive cash flows. Production is expected to continue to increase in 2025, further improving the Group’s cash flow. The Group’s cash flows largely stem from How Mine. Management’s forecast for the next twelve months indicates positive cash flows, including funds to settle Redwing and Mazowe current liabilities. Management has conducted sensitivity analyses on potential gold price fluctuations and confirmed that the Group can adjust payments to accommodate any drop in the gold price, while maintaining positive cash flows.

As part of the Business Combination, the Group has an earnout arrangement classified as a liability on the balance sheet, which is expected to be settled in shares upon satisfaction of certain milestones rather than cash. As such, this liability is considered a non-cash item for purposes of Group’s liquidity analysis and it does not impact its ability to continue as a going concern. Upon achievement of the earnout milestones, the liability will be extinguished and settled through the equity issuance. For further discussion, refer to Note 25 – Share Capital.

For the period to date ended June 2025, the Company incurred $10.2 million of non-recurring transaction costs, which have adversely impacted profitability. Absent these one-off costs, the Company’s profitability is expected to improve in subsequent periods.

Based on the results of the above-mentioned cash flow assessments, management is satisfied that the Group can continue as a going concern in the foreseeable future, realizing its assets and discharging its liabilities in the normal course of business. Management will continue to monitor risks and adjust strategies as necessary

33.	Subsequent events

Management has evaluated subsequent events through September 30, 2025, which is the date these financial statements were available to be issued. Subsequent to the reporting date, on September 30, 2025 the Company entered into a promissory note with Cohen & Company Securities, LLC for a principal amount of US$3.5 million. The note is non-interest bearing and provides for monthly amortization payments of US$300,000 from 1 November 2025 to 1 September 2026, with a final payment of US$200,000 due on 1 November 2026. The Company may, at its discretion, settle amounts payable under the note in cash or, subject to an effective registration statement, by the issue of ordinary shares. No other material matters were identified impacting the Company’s financial position or requiring further disclosure.